Exhibit 12.1
NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions except ratio)

Three Months Ended
March 31, 2011
Earnings:
Income before income and mining tax and other items (1)	$973
Adjustments:
Fixed charges added to earnings	68
Amortization of capitalized interest	6

$1,047

Fixed Charges:
Net interest expense (2)	$65
Portion of rental expense representative of interest	4

Fixed charges added to earnings	69
Capitalized interest	7

$76

Ratio of earnings to fixed charges	13.8

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.

(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.